May 25, 2005

By Facsimile and U.S. Mail

Raymond B. Ostroski
Senior Vice President, General Counsel &
Secretary
Commonwealth Telephone Enterprises, Inc.
100 CTE Drive
Dallas, Pennsylvania 18612-9774

Luciana Fato
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Andrew J. Pitts
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475

	Re:	Commonwealth Telephone Enterprises, Inc.
		Registration Statement on Form S-4, Amendment No. 1 Schedule TO-I, Amendment No. 1
		Filed May 18, 2004

Dear Mr. Ostroski, Ms. Fato and Mr. Pitts:

	We have the following comments on the above-referenced amendments:
Form S-4

Material Differences Between the Old Notes and New Notes, page 5
1. We reissue comments 3 and 4 in part. It is unclear if you have summarized all material differences between the new and old notes. Tell us, for example, whether each of the provisions of the new notes explained on pages 6-8 are identical to provisions in the old notes and whether the features of the new notes described on the cover page of the prospectus are identical to features of the old notes. Clarify whether the old notes were registered. Also revise this summary to provide additional detail regarding the differences between the old and new notes as required by Item 1004(a)(1)(x) of Regulation M-A. Consider providing this disclosure in dual column, bullet point format so that each difference is clear. For example, rather than summarizing only conversion feature of the new notes, describe the conversion features of both the old and new notes so that the difference is clear. Provide additional detail regarding how the conversion differs based on "Specified Corporate Transactions," cash dividends, etc., to the extent applicable. Summarize how "the amount of cash [you] deliver may be less than the value of [your] common stock following conversion" and how much less, to the extent practicable.

Material United States Federal Income Tax Considerations, page 49
2. We reissue comment 15. As state in our prior comment, revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on a the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. For example, we note on pages 49-50 that you continue to state what the tax consequences "should" be without providing the requisite explanations. Also, on page 50 you continue to state how the company
"intend[s] to treat the exchange fee" rather that providing a legal opinion regarding tax consequences of the exchange fee. Furthermore, you have not explained why counsel is unable to provide a definitive opinion. Finally, revise the tax disclosure in your risk factors and summary term sheet accordingly.
3. We reissue comment 16. Counsel cannot disclaim responsibility for the tax disclosure in the document. Please delete the disclaimers cited in prior comment 16.
Closing Comments

      As appropriate, please amend your registration statement and Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Raymond B. Ostroski
Luciana Fato
Andrew J. Pitts
May 25, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE